EXHIBIT 1.4


                              CONSULTANT AGREEMENT

      This agreement is made as of this day, October 1, 2007, by and between Welch GreenMan Technologies, Inc., a Delaware corporation with principal offices at 12498 Wyoming Avenue South, Savage, Minnesota, 55378 (the "Company") and Jack Brown, an individual residing at 3827 NW 92nd Place, Polk City, IA 50226(the Consultant).

      WHEREAS, the Consultant, an independent contractor, desires to perform advisory and consulting services for the Company; and

      WHEREAS, the Company desires to retain and compensate the Consultant for the performance of such services;

      NOW, THEREFORE, the parties hereby agree as follows:

1.    Services and Responsibilities

            Consultant shall serve at the request and discretion of the Company's Chief Executive Officer as an advisor and consultant providing services on a best efforts basis which will include, but not be limited to, consultation with and assistance in the areas of the Company's operations, industry conditions, production capabilities, facilities or any other initiatives involving the Company or any of its affiliated or associated entities as deemed appropriate by Chief Executive Officer (the "Services").

2.    Compensation

      (a) Consulting Fees. During the Term, the Company shall pay the Consultant at the rate of six thousand three hundred dollars ($4,600) per month for performance of the Services, with each monthly amount payable on the last day of each month of during the Term. Consultant agrees to defer $3,600 of each monthly payment due under this Agreement commencing with the November 30, 2007 payment and ending with the April 30, 2008 payment with all deferred amounts payable on May 31, 2008. All subsequent monthly payments shall be paid in accordance with this agreement. The Consultant agrees to devote no more than 40 hours per month in performance of these services. Consultant shall bear sole responsibility for all office space and secretarial costs incurred in the performance of the Services other than those described in section 2(b). Travel time, other than local travel shall be included in the computation of hours worked during each monthly period but shall not exceed 8 hours per day.

      (b) Expenses. The Company agrees to pay any professional fees, including but not limited to legal, accounting and investment banking fees pre-approved by the CEO. The Company agrees within 30 days of submission, to pay Consultant's actual out-of-pocket expenses for all travel and transportation, and all other authorized and necessary expenditures related to the performance of the Services, as approved by the CEO. Invoices shall be prepared in the manner prescribed by the Company and shall be submitted to the Company's Corporate address to the attention of its CEO.
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      (c)   Other. If the Consultant introduces the Company to an investment group, person or entity which provides any funding on terms approved by the Company's Board of Directors, the Company agrees to pay Consultant a fee of 3.5% of gross proceeds of such funding, as long as total fees associated with the funding do not exceed 15% of the gross proceeds. In addition, if the referenced funding is sufficient to (1) repay 100% of the then outstanding debt of the Company to Laurus Master Fund, Ltd, it's affiliates or assigns ("Laurus") and
            (2) repurchase all outstanding warrants previously granted to purchase shares of its common stock owned by Laurus then the Company agrees to grant the Consultant a warrant to purchase 250,000 shares of the its common stock. The warrant would be exercisable at a price equal to the closing bid price of the its common stock on the date such funding is closed and shall be exercisable immediately upon issuance and shall have a term of 3 years from date of issuance.

3.    Terms and Termination.

      (a) The term of this Agreement shall commence on October 1, 2007 and end on March 31, 2011 (the "Term").

      (b)   This Agreement may be terminated in any of the following ways:

            (i) immediately upon Consultant's death or disability (disability shall be defined as Consultant's inability to perform Services for an aggregate of one hundred and twenty (120) days due to mental or physical disability);

            (ii) immediately without prior notice to Consultant for Cause, as hereinafter defined, provided, however, that prior to any termination for Cause, Consultant has had a reasonable opportunity to be heard thereon;

            (iii) by either party in the event of a material breach by the other that is not cured within thirty (30) days after written notice thereof;

            (iv)  at any time by mutual agreement of the Company and Consultant;

            (v) by the Company without cause upon thirty (30) days' advance notice, and subject to the requirement that the Company pay to the Consultant all remaining consulting fees due under Section 2(a) as if the agreement had terminated in the normal course on March 31, 2011.

      (c) "Cause" for the purpose of this Agreement shall mean: (i) The falseness or material inaccuracy of any of Consultant's warranties or representations herein or made in connection with the performance of Services hereunder; (ii) the material breach of this Agreement


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            including without limitation any breach of the restrictive covenants or confidentiality provisions herein; (iii) Consultant's failure or refusal to comply with the explicit but reasonable directives of the Chief Executive Officer or to render the Services required herein;
            (iv) fraud or embezzlement involving assets of the Company, its customers, suppliers or affiliates or other misappropriation of the Company's assets, funds or resources; (v) acting beyond the scope of the Consultant's status as an independent contractor.

            The existence of Cause for the termination of this Agreement by the Company shall be subject, upon the written election by the Consultant or the Company, to binding arbitration as provided in Section 13 hereof. The cost of arbitration exclusive of the cost of each party's legal representation (which except as hereinafter otherwise provided, shall be borne by the party incurring the expense), shall be borne by the investigating party, provided, however, that the arbitrator's award may require either party to representation in the arbitration proceedings.

            Further, any dispute, controversy, or claim arising out of, in conjunction with, or in relation to this definition of "Cause" shall be settled by arbitration as provided in Section 13 hereof. Any award or determination shall be final, binding, and conclusive upon the parties, and a judgment rendered may be entered in any court having jurisdiction thereof.

4. Designation of Duties. Consultant shall report to the Company's Chief Executive Officer.

5. Restrictive Covenant. During the term of this Agreement, and for a period of eighteen months (18) from the date of termination of this Agreement, Consultant shall not make his services available to any competitor of the Company in the specific field in which he is performing Services for the Company. Consultant further agrees not to perform any service within the field of the Agreement which utilize any of the confidential information developed as a result of performing Services for the Company, for any other entity.

            During the term of this Agreement and for a period eighteen (18) eighteen months thereafter, Consultant shall not, either on his or her own account or for any person, firm, partnership, corporation, or other entity
      (a) solicit, interfere with, or endeavor to cause any employee of the Company to leave his or her employment, or (b) induce or attempt to induce any such employee to breach his or her employment agreement with the Company.

            During the term of this Agreement and for a period of eighteen (18) eighteen months thereafter, Consultant shall not solicit, induce, or attempt to induce any past or current customer of the Company (a) to cease doing business in whole or in part with or through the Company, or (b) to do business with any other person, firm, partnership, corporation, or other entity which performs services materially similar to or competitive with those provided by the Company.


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

6. Indemnity and Insurance Consultant shall indemnify and hold harmless the Company, its officers and employees for any injury occurring to the property or person of Consultant, its employees, agents or subcontractors as a result of Consultant's performance of this Agreement, provided that said injury has not occurred because of the gross negligence of the Company.

            The Company and Consultant further agree to indemnify and hold harmless each other, their officers and employees against all losses, claims, liabilities, damages and expenses of any nature, directly or indirectly arising out of or as a result of any unauthorized, unlawful or fraudulent act, or any willful omission or deception by either party, their employees, agents or subcontractors in the performance of this Agreement.

            Consultant shall maintain the following insurance throughout the term of this Agreement:

      (a) If Consultant uses a personal automobile in the performance of this Agreement, automobile liability insurance with limits of not less than $100,000 per person and $300,000 per accident for bodily injury and not less that $25,000 per accident for property damage.

      (b) Workers' compensation insurance and employer's liability insurance on any employees of Consultant (other than Consultant) performing services under this Agreement.

      If requested by the Company, Consultant shall furnish certificates of insurance evidencing such coverages, or the original of the insurance policies for review by the Company.

7. Patent Rights. Consultant agrees to assign to the Company, its successors, assigns, or nominees all right, title and interest in and to all inventions, improvements, copyrightable material, techniques and designs made or conceived by him, solely or jointly with others, in the performance of this Agreement together with all United States and foreign patents and copyrights which may have been obtained thereon, and at the Company's request and expense, will execute all necessary and proper papers for obtaining any other United States and foreign patents, and will execute and deliver all proper assignments thereof

8. Confidentiality. During the term of this Agreement, and for a period of eighteen months (18) from the date of termination of this Agreement, Consultant shall not disclose, publish or authorize others to publish, design data, drawings specifications, reports or other information pertaining to the projects assigned to him by the Company, or concerning any other affairs of the Company disclosed in confidence to

      Consultant, without prior written approval of the Company. Upon expiration or sooner termination of this Agreement, Consultant agrees to return to the Company all drawings, specifications, data and other material obtained by the Consultant from the Company, or developed by Consultant, in connection with the performance of this Agreement.


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

9. Independent Contractor. Consultant is retained and employed by the Company only to the extent set forth in this Agreement, and his relationship to the Company hereunder is that of an independent contractor and as such Consultant has no authority to act in the name of or bind the Company. Consultant shall be free to dispose of all portions of his time and activities which he is not obligated to devote to the Company, in such a manner and to such persons, firms or corporations as he sees fit, except as provided in paragraph 5 hereof.

10. Advertising. Consultant agrees that he will not advertise or publicize or otherwise disclose, except in the normal course of his business, the fact that he is performing consulting services or other work hereunder without the prior written approval of the Company.

11. General. No assignment by either party of this Agreement, or any sums due under it, will be binding on either party without the both parties prior written consent. This Agreement supersedes all prior agreements and understandings between the parties respecting the subject matter of this Agreement. The Agreement may not be changed or terminated orally by or on behalf of either party. In the event of the actual or threatened breach of any of the terms in paragraphs 5, 6, 8 and 9 the Company will have the right to specific performance and injunctive relief. The rights granted by this paragraph are in addition to all other remedied and rights available at law or in equity.

            Any notices required to be given pursuant to the provisions of this Agreement shall be in writing and sent via certified mail, return receipt requested, to the parties at the addressed set forth in the introductory paragraph hereof. This agreement shall be governed by and construed in accordance with the laws of the State of Iowa and may be amended only in writing signed by the party to be bound, which in the case of the Company shall the CEO of the Company.

12. Arbitration. Any disputes between the parties hereto shall be submitted before a dingle arbitrator in accordance with the Rules of the American Arbitration Association to be held in Des Moines, Iowa and any judgment upon any award rendered by the arbitrators may be entered in court having jurisdiction thereof.

13. Severability. If any of the provisions of this Agreement are void or enforceable, the remaining provision shall nevertheless be effective, the intent being to effectuate this Agreement to the fullest extent possible.

14. Governing Law. This Agreement shall be interpreted in accordance with the internal laws of the State of Iowa, without regard to its principles of conflict of laws.


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

IN WITNESS WHEREOF, the parties have executed or cause their duly authorized officers to execute this Agreement as of the date first hereinabove written.


   CONSULTANT                       GREENMAN TECHNOLOGIES, INC


   /s/ Jack Brown                   By: /s/ Lyle Jensen
   Jack Brown                       Lyle Jensen
                                    Chief Executive Officer


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